January 31, 2007

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel's FY2006 Third Quarter Consolidated Operating Results
(April 1, 2006 – December 31, 2006)"

Thank you for your assistance in handling it as required.

Sincerely yours,

櫻井宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

2/16

Kobe Steel's FY2006 Third Quarter Consolidated Operating Results

(April 1, 2006 – December 31, 2006)

January 31, 2007

Company name: Kobe Steel, Ltd.
Stock exchange number: 5406
Stock exchanges where shares are listed: Tokyo, Osaka and Nagoya, Japan
Website: www.kobelco.co.jp
President & CEO: Yasuo Inubushi

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1. Basis of Presenting Quarterly Financial Information

(1) Adoption of simplified accounting method: Yes
A partial simplified accounting method has been used to report tax expenses and other items.

(2) Changes in accounting methods from the most recent consolidated fiscal year: Yes
With regard to the method used to calculate the depreciation of tangible fixed assets, commencing from the first quarter of fiscal 2006, Kobe Steel has changed the evaluation method of machinery and equipment from the principally used straight-line method to primarily the declining-balance method. Due to a strong demand environment, Kobe Steel anticipates that operations will remain at a high level. Thus, the financial condition and operating results would be more appropriately reflected by a more appropriate allocation of long-term capital costs. The depreciation method was also changed to further improve the financial standing through the early return on invested capital. Compared to the straight-line method, depreciation under the declining-balance method increased 4,562 million yen and ordinary income decreased 3,636 million yen in the first nine months of fiscal 2006 (April 1, 2006 – December 31, 2006).

(3) Changes in the scope of consolidation and equity-valued method: Yes
New consolidated subsidiaries: 9 Consolidated subsidiaries excluded: 7
New equity-valued affiliates: 3 Equity-valued affiliates excluded: 7

2. Outline of Consolidated Operating Results for nine months ended December 31, 2006

(April 1, 2006 – December 31, 2006)

(In millions of yen, unless otherwise indicated. Amounts of less than 1 million yen have been cut.)

	9 months ended Dec. 31, 2006	9 months ended Dec. 31, 2005	% change	Full FY2005
Net sales	1,358,984	1,191,734	14.0%	1,667,313
Operating Income	146,263	157,616	(7.2%)	220,395
Ordinary income *	127,742	128,077	(0.3%)	176,932
Net income	75,987	62,889	20.8%	84,559
Net income per share	24.46 yen	20.96 yen		27.93 yen
Diluted net income per share	–	20.27 yen		27.24 yen

Notes:
* Also known as pretax recurring profit.
Percentages for net sales, operating income and other items show changes from the same period in the previous fiscal year.

Reference

Kobe Steel intends to make a forecast for the full fiscal 2006 year (April 1, 2006 – March 31, 2007) in early March. At this time, Kobe Steel has not reviewed its outlook since the previous forecast.

Segment Information
(in millions of yen)

		9 months ended Dec. 31, 2006	9 months ended Dec. 31, 2005
Total sales:	Iron & Steel	604,106	554,727
	Wholesale Power Supply	49,824	46,362
	Aluminum & Copper	295,212	226,005
	Machinery	173,269	160,288
	Construction Machinery	205,699	165,772
	Real Estate	26,214	33,193
	Electronic Materials & Other Businesses	45,677	43,320
	Total	1,400,004	1,229,670
	Eliminations	(41,020)	(37,936)
	Consolidated net sales	1,358,984	1,191,734
Operating income:	Iron & Steel	67,486	97,855
	Wholesale Power Supply	14,364	13,234
	Aluminum & Copper	26,025	17,334
	Machinery	9,324	2,574
	Construction Machinery	10,254	6,492
	Real Estate	3,714	3,587
	Electronic Materials & Other Businesses	11,388	13,029
	Total	142,559	154,109
	Eliminations	3,703	3,506
	Consolidated operating income	146,263	157,616

Qualitative Information on Consolidated Operating Results

Japan's economy continues to gradually expand. With corporate earnings at high levels, private-sector capital investment has continued to increase and workers' incomes have steadily been rising. Under these conditions, personal spending, while showing modest growth, has been on an upward trend. Overseas economies, primarily China and other Asian economies, continue to expand.

In this economic environment, the Kobe Steel Group in the first three quarters of fiscal 2006 (April 1, 2006 – December 31, 2006) achieved consolidated sales of 1,358.9 billion yen, ordinary income of 127.7 billion yen, and net income of 75.9 billion yen.

Business Conditions by Segment

Iron & Steel

Domestic demand continues to be strong in the automotive, shipbuilding and other manufacturing industries, and overseas demand from Japanese transplants is also robust. In addition, domestic inventories have been steadily decreasing. Conversely, higher steel production in China, rising inventories in the United States, and other factors are areas of concern regarding the future demand and supply of steel products. These trends necessitate the need for careful monitoring.

Under these conditions, the stable supply of steel products to customers is a key issue for Kobe Steel. While keeping an eye on trends in demand, supply and inventories, Kobe Steel carries out production and shipments in response to actual demand in each field and for each product line. In addition, Kobe Steel is making progress in meeting the strong demand from the shipbuilding, aircraft and other industries for steel castings and forgings, welding consumables and titanium products. From the standpoint of environmental conservation and accident prevention, Kobe Steel continues to undertake preventive equipment repairs and improve its operations.

Wholesale Power Supply

This segment has been operating as planned. Kobe Steel expects to continue stable operations of the power station and maintain a prescribed income.

Aluminum & Copper
Demand continues to be strong for copper sheet for electronic materials used in the automotive field. However, the IT and semiconductor markets are in an adjustment phase and demand for aluminum castings and forgings for those markets are sluggish. Demand for aluminum disk blanks used in hard drives have slackened. Owing to high raw material prices for aluminum and copper, inventory valuation under the average method pushed up profits in the nine-month period by 10 billion yen.

Machinery
Capital investments in the petrochemical and energy fields continue to be active throughout the world, particularly in the Middle East and China. At Kobe Steel, orders continue to be strong for compressors, plastics processing machinery and equipment for the energy industry. Investment demand for steelmaking plants is also robust. To increase profitability in this segment, Kobe Steel is implementing thorough cost reductions and quality control.

Construction Machinery
Domestic demand for hydraulic excavators is strong. In overseas markets, mainly China, demand has been generally increasing.

Real Estate
Centered on property sales and the leasing business, this segment sees business proceeding as planned.

Electronic materials and Other Businesses
Demand for target material has decreased mainly due to inventory adjustments of LCD panels.

Supplemental Information (non-consolidated)

Japan's Crude Steel Production (in millions of metric tons)

	1Q	2Q	1st half	3Q	4Q	2nd Half	Full Year
Fiscal 2005	28.97	27.83	56.80	27.92	27.99	55.91	112.71
Fiscal 2006	28.97	29.08	58.05	30.15			

Kobe Steel's Crude Steel Production (in millions of metric tons)

	1Q	2Q	1st half	3Q	4Q	2nd Half	Full Year
Fiscal 2005	1.88	1.95	3.83	1.88	1.85	3.73	7.56
Fiscal 2006	1.88	1.92	3.80	2.04			

Kobe Steel's Sales Volume of Steel Products (in thousands of metric tons)

		1Q	2Q	1st half	3Q	4Q	2nd Half	Full Year
Fiscal 2005	Domestic	1,318	1,325	2,643	1,308	1,287	2,595	5,238
	Exports	380	314	694	282	287	569	1,263
	Total	1,698	1,639	3,337	1,590	1,574	3,164	6,501
Fiscal 2006	Domestic	1,278	1,296	2,574	1,318			
	Exports	310	357	667	340			
	Total	1,588	1,653	3,241	1,658			

Kobe Steel's Average Price of Steel Products (domestic & export average price in yen per metric ton)

	1Q	2Q	1st half	3Q	4Q	2nd Half	Full Year
Fiscal 2005	68,000	74,700	71,300	75,300	75,600	75,500	73,300
Fiscal 2006	72,800	74,000	73,400	75,100			

Kobe Steel's Export Ratio of Steel Products

		1Q	2Q	1st half	3Q	4Q	2nd Half	Full Year
Fiscal 2005	Quantity basis	22.4%	19.1%	20.8%	17.8%	18.2%	18.0%	19.4%
	Value basis	25.6%	21.8%	23.7%	21.0%	21.2%	21.1%	22.4%
Fiscal 2006	Quantity basis	19.5%	21.6%	20.6%	20.5%			
	Value basis	20.9%	24.0%	22.5%	23.1%			

Investor Relations:
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973
E-mail www-admin@kobelco.co.jp

Media Contact:
Gary Tsuchida, Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
E-mail www-admin@kobelco.co.jp

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan
Website www.kobelco.co.jp

END